Exhibit 99.2

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	September 30, 2013	September 30, 2012(2)	September 30, 2013	September 30, 2012(1)
Revenue
Premiums
Gross	$3,738	$3,200	$10,855	$9,636
Less: Ceded	1,330	1,273	4,040	3,846
Net	2,408	1,927	6,815	5,790
Net investment income (loss):
Interest and other investment income	1,092	1,023	3,601	3,228
Change in fair value through profit or loss assets and liabilities (Note 5)	(323)	1,233	(4,027)	2,002
Net gains (losses) on available-for-sale assets	39	16	99	103
Net investment income (loss)	808	2,272	(327)	5,333
Fee income	940	753	2,676	2,186
Total revenue	4,156	4,952	9,164	13,309

Benefits and expenses
Gross claims and benefits paid (Note 7)	2,926	2,756	8,884	8,364
Increase (decrease) in insurance contract liabilities (Note 7)	430	1,374	(1,903)	3,099
Decrease (increase) in reinsurance assets (Note 7)	27	125	(156)	205
Increase (decrease) in investment contract liabilities (Note 7)	15	19	47	29
Reinsurance expenses (recoveries) (Note 13)	(1,261)	(1,232)	(3,804)	(3,651)
Commissions	431	350	1,227	1,010
Net transfer to (from) segregated funds (Note 10)	(5)	(27)	(8)	(64)
Operating expenses	1,035	862	2,981	2,477
Premium taxes	59	58	175	177
Interest expense	85	94	261	280
Total benefits and expenses	3,742	4,379	7,704	11,926

Income (loss) before income taxes	414	573	1,460	1,383
Less: Income tax expense (benefit) (Note 8)	58	93	251	192

Total net income (loss) from continuing operations	356	480	1,209	1,191
Less: Net income (loss) attributable to participating policyholders	3	10	(4)	11

Shareholders’ net income (loss) from continuing operations	353	470	1,213	1,180
Less: Preferred shareholders’ dividends	29	29	88	90
Common shareholders’ net income (loss) from continuing operations	$324	$441	$1,125	$1,090
Common shareholders’ net income (loss) from discontinued operation (Note 3)	$(844)	$(58)	$(733)	$69
Common shareholders’ net income (loss)	$(520)	$383	$392	$1,159

(1) Balances have been restated. Refer to Notes 2 and 3. (2) Balances have been restated. Refer to Note 3.
Average exchange rates during the reporting periods:
U.S. dollars	1.04	1.00	1.02	1.00
U.K. pounds	1.61	1.57	1.58	1.58
Earnings (loss) per share (Note 12)
Basic earnings (loss) per share from continuing operations	$0.53	$0.74	$1.87	$1.84
Basic earnings (loss) per share from discontinued operation	$(1.39)	$(0.10)	$(1.22)	$0.12
Basic earnings (loss) per share	$(0.86)	$0.64	$0.65	$1.96

Diluted earnings (loss) per share from continuing operations	$0.53	$0.74	$1.85	$1.82
Diluted earnings (loss) per share from discontinued operation	$(1.37)	$(0.10)	$(1.20)	$0.12
Diluted earnings (loss) per share	$(0.84)	$0.64	$0.65	$1.94
Dividends per common share	$0.36	$0.36	$1.08	$1.08

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2013	41

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012(1)
Total net income (loss)	$(488)	$422	$476	$1,260
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	(184)	(321)	383	(315)
Unrealized gains (losses) on net investment hedges	40	50	(48)	44
Reclassification to net income (loss)	(27)	–	(27)	–
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(5)	212	(158)	403
Reclassifications to net income (loss)	(70)	(20)	(126)	(119)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	2	–	11	7
Reclassifications to net income (loss)	(5)	(1)	(14)	(5)
Total items that may be reclassified subsequently to income	(249)	(80)	21	15
Items that will not be classified subsequently to income:
Changes in liabilities for defined benefit plans	39	–	200	–
Total items that will not be reclassified subsequently to income	39	–	200	–
Total other comprehensive income (loss)	(210)	(80)	221	15
Total comprehensive income (loss)	(698)	342	697	1,275
Less: Participating policyholders’ comprehensive income (loss)	2	8	(2)	9
Shareholders’ comprehensive income (loss)	$(700)	$334	$699	$1,266
INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)
	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$–	$(3)	$(1)	$2
Unrealized gains / losses on available-for-sale assets	(12)	(54)	17	(87)
Reclassifications to net income for available-for-sale assets	26	5	25	29
Unrealized gains / losses on cash flow hedges	(6)	(4)	(16)	(11)
Reclassifications to net income for cash flow hedges	2	–	5	2
Total items that may be reclassified subsequently to income	10	(56)	30	(65)
Items that will not be reclassified subsequently to income:
Changes in liabilities for defined benefit plans	(16)	–	(83)	–
Total items that will not be reclassified subsequently to income	(16)	–	(83)	–
Total income tax benefit (expense) included in other comprehensive income (loss)	$(6)	$(56)	$(53)	$(65)

(1)	Balances have been restated. Refer to Note 2.

The attached notes form part of these Interim Consolidated Financial Statements.

42	Sun Life Financial Inc.	Third Quarter 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			As at
(unaudited, in millions of Canadian dollars)		September 30, 2013	December 31, 2012(1)	September 30, 2012(1)
Assets
Cash, cash equivalents and short-term securities (Note 5)		$7,352	$7,026	$6,861
Debt securities (Notes 5 & 6)		53,341	54,362	64,708
Equity securities (Note 5)		4,912	5,026	4,973
Mortgages and loans		29,195	27,248	29,035
Derivative assets		1,150	2,113	2,790
Other invested assets (Note 5)		1,836	1,272	1,356
Policy loans		2,752	2,681	3,222
Investment properties		6,174	5,942	5,813
Invested assets		106,712	105,670	118,758
Other assets		4,451	2,657	3,216
Reinsurance assets (Note 7)		3,470	3,240	3,283
Deferred tax assets		1,152	1,099	1,509
Property and equipment		647	665	617
Intangible assets		857	862	871
Goodwill		3,959	3,911	3,899
Assets of disposal group classified as held for sale (Note 3)			15,067
Total general fund assets		121,248	133,171	132,153
Investments for account of segregated fund holders from continuing operations (Note 10)		71,658	64,987	91,429
Investments for account of segregated fund holders classified as held for sale (Note 3)			27,668
Total assets		$192,906	$225,826	$223,582

Liabilities and equity
Liabilities
Insurance contract liabilities (Note 7)		$86,937	$87,275	$97,895
Investment contract liabilities (Note 7)		2,517	2,303	3,176
Derivative liabilities		778	594	806
Deferred tax liabilities		2	6	8
Other liabilities		9,041	8,169	8,478
Senior debentures		2,849	2,849	2,849
Subordinated debt		2,398	2,740	2,738
Liabilities of disposal group classified as held for sale (Note 3)			12,689
Total general fund liabilities		104,522	116,625	115,950
Insurance contracts for account of segregated fund holders from continuing operations (Note 10)		65,085	59,025	85,332
Investment contracts for account of segregated fund holders from continuing operations (Note 10)		6,573	5,962	6,097
Insurance contracts for account of segregated fund holders classified as held for sale (Note 3)			27,668
Total liabilities		$176,180	$209,280	$207,379

Equity
Issued share capital and contributed surplus		$10,833	$10,621	$10,549
Retained earnings and accumulated other comprehensive income		5,893	5,925	5,654
Total equity		$16,726	$16,546	$16,203
Total liabilities and equity		$192,906	$225,826	$223,582
(1) Balances have been restated. Refer to Note 2.

Exchange rates at the end of the reporting periods:	U.S. dollars	1.03	0.99	0.98
	U.K. pounds	1.67	1.61	1.59

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on November 6, 2013.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2013	43

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2013	September 30, 2012(1)
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,503	$2,503
Common shares
Balance, beginning of period	8,008	7,735
Stock options exercised	65	7
Issued under dividend reinvestment and share purchase plan (Note 9)	153	196
Balance, end of period	8,226	7,938
Contributed surplus
Balance, beginning of period	110	102
Share-based payments	6	8
Stock options exercised	(12)	(2)
Balance, end of period	104	108
Retained earnings
Balance, beginning of period	5,817	5,107
Net income (loss)	480	1,249
Dividends on common shares	(641)	(630)
Dividends on preferred shares	(88)	(90)
Balance, end of period	5,568	5,636
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	604	320
Unrealized cumulative translation differences, net of hedging activities	(464)	(287)
Unrealized gains (losses) on transfers to investment properties	6	6
Unrealized gains on derivatives designated as cash flow hedges	13	9
Cumulative changes in liabilities for defined benefit plans (Note 2)	(179)	(179)
Balance, beginning of period	(20)	(131)
Total other comprehensive income (loss) for the period	219	17
Balance, end of period	199	(114)
Total shareholders’ equity, end of period	$16,600	$16,071
Participating policyholders:
Retained earnings
Balance, beginning of period	$131	$124
Net income (loss)	(4)	11
Balance, end of period	127	135
Accumulated other comprehensive income (loss), net of taxes
Unrealized cumulative translation differences, net of hedging activities	(3)	(1)
Balance, beginning of period	(3)	(1)
Total other comprehensive income (loss) for the period	2	(2)
Balance, end of period	(1)	(3)
Total participating policyholders’ equity, end of period	$126	$132
Total equity	$16,726	$16,203

(1)	Balances have been restated. Refer to Note 2.

The attached notes form part of these Interim Consolidated Financial Statements.

44	Sun Life Financial Inc.	Third Quarter 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended			For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2013	September 30, 2012(1)		September 30, 2013	September 30, 2012(1)
Cash flows provided by (used in) operating activities
Total income (loss) before income taxes	$(521)	$472		$688	$1,464
Add:
Interest expense related to financing activities	83	94		255	278
Loss on sale of discontinued operation (Note 3)	674			674
Operating items not affecting cash:
Increase (decrease) in contract liabilities	558	1,366		(2,849)	2,650
(Increase) decrease in reinsurance assets	(22)	74		(203)	92
Unrealized (gains) losses on investments	220	(1,142	)(2)	4,585	(1,774	)(2)
Other non-cash items	516	20		(47)	(287)
Operating cash items:
Deferred acquisition costs	(10)	(12)		(33)	(37)
Realized (gains) losses on investments	246	(13	)(2)	319	(259	)(2)
Sales, maturities and repayments of investments	18,398	17,702	(2)	50,825	66,364	(2)
Purchases of investments	(19,499)	(19,104	)(2)	(52,314)	(68,099	)(2)
Change in policy loans	(9)	15		(22)	9
Income taxes received (paid)	(23)	42		(244)	(13)
Other cash items	4	6	(2)	(894)	50	(2)
Net cash provided by (used in) operating activities	615	(480)		740	438
Cash flows provided by (used in) investing activities
(Purchase) sale of property and equipment	(10)	(53)		(37)	(130)
Investment in and transactions with associates and joint ventures (Note 3)	–	(2)		(313)	30
Dividends received from associates and joint ventures	5	5		15	5
Cash proceeds from sale of discontinued operation, net of cash and cash equivalents of discontinued operation (Note 3)(3)	165			165
Other investing activities	(6)	(6)		(22)	(33)
Net cash provided by (used in) investing activities	154	(56)		(192)	(128)
Cash flows provided by (used in) financing activities
Borrowed funds	5	(10)		(4)	4
Issuance and collateral on senior financing	77	(2)		90	(7)
Issuance of subordinated debt	–	–		–	796
Redemption of subordinated debt (Note 9)	–	–		(350)	(800)
Issuance of common shares on exercise of stock options	16	–		53	5
Dividends paid on common and preferred shares	(221)	(178)		(576)	(524)
Interest expense paid	(96)	(72)		(245)	(282)
Net cash provided by (used in) financing activities	(219)	(262)		(1,032)	(808)
Changes due to fluctuations in exchange rates	77	(32)		31	(23)
Increase (decrease) in cash and cash equivalents	627	(830)		(453)	(521)
Net cash and cash equivalents, beginning of period	2,751	4,654		3,831	4,345
Net cash and cash equivalents, end of period	3,378	3,824		3,378	3,824
Short-term securities, end of period	3,971	2,745		3,971	2,745
Net cash and cash equivalents and short-term securities, end of period	$7,349	$6,569		$7,349	$6,569

(1)	Balances have been restated. Refer to Note 2.
(2)	Certain derivative cash flows within operating activities have been reclassified to be consistent with the current presentation of these cash flows.
(3)	Consists of cash proceeds on sale of discontinued operation of $1,580, net of cash and cash equivalents of discontinued operation of $1,415.

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2013	45

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.    Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we” or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2012 Annual Consolidated Financial Statements except as described in Note 2. Our Interim Consolidated Financial Statements should be read in conjunction with our 2012 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.    Changes in Accounting Policies and Adjustments

2.A New and Amended International Financial Reporting Standards Adopted in 2013

We have adopted the following new and amended standards in the current year.

In May 2011, IFRS 10 Consolidated Financial Statements (“IFRS 10”) was issued, which replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation-Special Purpose Entities. It defines the principle of control, establishes control as the basis for determining which entities are consolidated, and sets out the requirements for the preparation of consolidated financial statements. Under this standard, an investor controls an investee when it has power over the investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. We adopted this standard on a retrospective basis on January 1, 2013.

As a result of the adoption of IFRS 10, we have deconsolidated Sun Life Capital Trust and Sun Life Capital Trust II (together, the “SL Capital Trusts”) which issued the Sun Life ExchangEable Capital Securities (“SLEECS”), for all periods presented in our Interim Consolidated Financial Statements. We have deconsolidated the SL Capital Trusts because the primary asset in each of these trusts is a senior debenture issued by us and therefore we do not have exposure or rights to variable returns from our involvement in these entities. This deconsolidation did not have any impact on our Interim Consolidated Statements of Operations or our basic and diluted earnings per share (“EPS”) for the current period or any of the prior periods presented. However, the deconsolidation impacted our Consolidated Statements of Financial Position for the current period and all prior periods presented. The impact of the deconsolidation on the Consolidated Statements of Financial Position for prior periods is shown in the table at the end of this note. Similar adjustments were made in the current period.

The segregated fund assets continue to be reported on the Interim Consolidated Statements of Financial Position as a single line as Investments for account of segregated fund holders since we have legal ownership of these assets. Since the policyholder bears the risks and rewards of the fund’s performance, we continue to present only the fee income earned from the segregated funds and not the investment income earned on these assets that is credited to the policyholder. We have not consolidated the underlying mutual funds that the segregated funds invest in even though in some cases we have power over these funds because the policyholder, not us, is exposed to the variability associated with these funds. In Note 10, we have expanded our disclosures related to the risks associated with our segregated funds by providing disclosure of the composition of the Investments for account of segregated fund holders by type of segregated fund. This standard has not yet been adopted in all jurisdictions that use IFRS and we will continue to monitor the implementation of the standard in other jurisdictions.

In May 2011, IFRS 11 Joint Arrangements (“IFRS 11”) was issued which replaces IAS 31 Interests in Joint Ventures. It requires a party to a joint arrangement to determine the type of arrangement in which it is involved by assessing its rights and obligations from the arrangement. It eliminates the option to use the proportionate consolidation method for joint ventures and requires that the equity method be applied to account for our investment in these entities. This standard is effective for annual periods beginning on or after January 1, 2013. The adoption of this standard did not have a material impact on our Interim Consolidated Financial Statements.

In May 2011, IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) was issued, which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 requires that an entity disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and to evaluate the effects of those interests on its financial position, financial performance and cash flows. We will include the relevant disclosures in our 2013 Annual Consolidated Financial Statements.

46	Sun Life Financial Inc.	Third Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10 and provide transitional relief for IFRS 10, IFRS 11 and IFRS 12 by limiting the comparative information requirements to only the preceding comparative period and by removing certain disclosure requirements for the comparative period from IFRS 12. The effective date of these amendments was January 1, 2013, consistent with the effective date of IFRS 10, 11 and 12. We applied these amendments when we adopted IFRS 10 and IFRS 11 on January 1, 2013 and will apply the transitional guidance amendments related to IFRS 12 in our 2013 Annual Consolidated Financial Statements.

As a result of the issuance of IFRS 10, IFRS 11 and IFRS 12, both the current IAS 27 and IAS 28 Investments in Associates (“IAS 28”) were amended. The requirements related to separate financial statements will remain in IAS 27 while the requirements related to consolidated financial statements are replaced by IFRS 10. The disclosure requirements currently in IAS 28 are replaced by IFRS 12. The amendments are effective for annual periods beginning on or after January 1, 2013. The amendments to IAS 27 and IAS 28 did not have an impact on our Interim Consolidated Financial Statements.

In May 2011, IFRS 13 Fair Value Measurement (“IFRS 13”) was issued. IFRS 13 defines fair value and sets out a single framework for measuring fair value when fair value is required by other IFRS standards. It also requires disclosures about fair value measurements and expands fair value disclosures to include non-financial assets. This standard is effective for interim and annual periods beginning on or after January 1, 2013. We have included the additional disclosures required by this standard in Note 5 of our Interim Consolidated Financial Statements and additional disclosures will be included in our 2013 Annual Consolidated Financial Statements.

In June 2011, IAS 19 Employee Benefits (“IAS 19”) was amended. Under the amended standard, actuarial gains and losses will no longer be deferred or recognized in net income, but will be recognized immediately in other comprehensive income (“OCI”). Past service costs will be recognized in the period of a plan amendment and the annual expense for a funded plan will include net interest expense or income using the discount rate applied to the net defined benefit asset or liability. The amendments also require enhanced disclosures for defined benefit plans. This amended standard is effective for annual periods beginning on or after January 1, 2013. We adopted this standard on a retrospective basis on January 1, 2013. The adoption of these amendments did not have a material impact on our Interim Consolidated Statements of Operations or our EPS for the current period as well as all prior periods presented. As a result of the adoption of this standard, we have a new component of OCI and accumulated OCI for the changes in liabilities for defined benefit plans. The impact of adoption on our Consolidated Statements of Financial Position for prior periods is shown in the table included later in this note.

In June 2011, IAS 1 Presentation of Financial Statements was amended. The amendments require separate presentation within OCI of items which may be subsequently reclassified to net income and items that will not be reclassified to net income. The amendments are effective for annual periods beginning on or after July 1, 2012. We have included these presentation amendments on our Interim Consolidated Financial Statements.

In December 2011, amendments to IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) were issued which require additional disclosures about the effects of offsetting financial assets and financial liabilities and related arrangements. The new disclosures will require entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. The disclosures are intended to help investors understand the effect or potential effect of offsetting arrangements on a company’s financial position. The new disclosures are effective for annual periods beginning on or after January 1, 2013. The adoption of these amendments did not have an impact on our Interim Consolidated Financial Statements as we have provided the appropriate disclosure in our 2012 Annual Consolidated Financial Statements.

In May 2012, the IASB issued Annual Improvements 2009-2011 Cycle, which includes amendments to five IFRSs. The annual improvements process is used to make necessary but non-urgent changes to IFRS that are not included as part of any other project. The amendments clarify guidance and wording or make relatively minor amendments to the standards that address unintended consequences, conflicts or oversights. The amendments issued as part of this cycle must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2013. The adoption of these amendments did not have a material impact on our Interim Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2013	47

2.A.i Summary of Impact Upon Adoption of Changes in IFRS

The following tables summarize the impact of adoption of these changes in accounting policies in our Consolidated Statements of Financial Position:

As at January 1, 2012	Prior to IAS 19 and IFRS 10 restatement	IAS 19	IFRS 10	Restated
Assets
Cash, cash equivalents and short-term securities	$8,837	$–	$(8)	$8,829
Other invested assets	$1,348	$–	$3	$1,351
Other assets	$2,885	$(54)	$9	$2,840
Deferred tax assets	$1,694	$94	$–	$1,788
Liabilities and equity
Liabilities
Deferred tax liabilities	$7	$1	$–	$8
Other liabilities	$8,011	$244	$(1)	$8,254
Senior debentures	$2,149	$–	$700	$2,849
Innovative capital instruments	$695	$–	$(695)	$–
Equity
Retained earnings and accumulated other comprehensive income (1)	$5,304	$(205)	$–	$5,099
(1) Impact of adoption of IAS 19 was a decrease to retained earnings and accumulated OCI of $26 and $ 179, respectively.
As at September 30, 2012	Prior to IAS 19 and IFRS 10 restatement	IAS 19	IFRS 10	Restated
Assets
Cash, cash equivalents and short-term securities	$6,870	$–	$(9)	$6,861
Other invested assets	$1,353	$–	$3	$1,356
Other assets	$3,260	$(54)	$10	$3,216
Deferred tax assets	$1,415	$94	$–	$1,509
Liabilities and equity
Liabilities
Deferred tax liabilities	$7	$1	$–	$8
Other liabilities	$8,235	$244	$(1)	$8,478
Senior debentures	$2,149	$–	$700	$2,849
Innovative capital instruments	$695	$–	$(695)	$–
Equity
Retained earnings and accumulated other comprehensive income (1)	$5,859	$(205)	$–	$5,654
(1) Impact of adoption of IAS 19 was a decrease to retained earnings and accumulated OCI of $26 and $ 179, respectively.
As at December 31, 2012	Prior to IAS 19 and IFRS 10 restatement	IAS 19	IFRS 10	Restated
Assets
Cash, cash equivalents and short-term securities	$7,034	$–	$(8)	$7,026
Other invested assets	$1,269	$–	$3	$1,272
Other assets	$2,702	$(54)	$9	$2,657
Deferred tax assets	$1,005	$94	$–	$1,099
Liabilities and equity
Liabilities
Deferred tax liabilities	$5	$1	$–	$6
Other liabilities	$7,925	$244	$–	$8,169
Senior debentures	$2,149	$–	$700	$2,849
Innovative capital instruments	$696	$–	$(696)	$–
Equity
Retained earnings and accumulated other comprehensive income (1)	$6,130	$(205)	$–	$5,925

(1)	Impact of adoption of IAS 19 was a decrease to retained earnings and accumulated OCI of $ 26 and $179, respectively.

48	Sun Life Financial Inc.	Third Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.B New and Amended International Financial Reporting Standards Issued in 2013

In May 2013, Recoverable Amount Disclosures for Non-Financial Assets was issued, which amends IAS 36 Impairment of Assets. These narrow-scope amendments address the disclosure of information about the recoverable amount of impaired assets, if that amount is based on fair value less costs of disposal. These amendments are effective for annual periods beginning on or after January 1, 2014. We are currently assessing the impact the adoption of these amendments may have on our Consolidated Financial Statements.

In May 2013, International Financial Reporting Standards Interpretations Committee Interpretation 21: Levies (“IFRIC 21”) was issued. IFRIC 21 addresses various accounting issues relating to levies imposed by a government. This interpretation is effective for annual periods beginning on or after January 1, 2014. We are currently assessing the impact the adoption of this interpretation may have on our Consolidated Financial Statements.

In June 2013, Novation of Derivatives and Continuation of Hedge Accounting was issued, which amends IAS 39 Financial Instruments: Recognition and Measurement. Under these narrow scope amendments there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met. These amendments are effective for annual periods beginning on or after January 1, 2014. We are currently assessing the impact the adoption of these amendments may have on our Consolidated Financial Statements.

2.C Accounting Adjustment

During the fourth quarter of 2012, we adjusted for two prior period errors in our insurance contract liability valuation models resulting in a decrease in retained earnings of $86 as at January 1, 2012. Details can be found in Note 2.B of our 2012 Annual Consolidated Financial Statements.

In the Interim Consolidated Statements of Operations for the nine months ended September 30, 2012, the effect of these adjustments was an increase in Common shareholders’ net income (loss) of $39. This is due to a decrease of $272 in the Increase (decrease) in insurance contract liabilities, an increase of $221 in the Decrease (increase) in reinsurance assets, less an increase of $24 in Income tax expense (benefit) plus the after tax income from discontinued operation of $12. These adjustments were recorded in our Sun Life Financial United States (“SLF U.S.”) segment. There was no impact on our Interim Consolidated Statement of Operations for the three months ended September 30, 2012.

As a result of the opening adjustments and the adjustments described in the previous paragraph, our closing retained earnings for the comparable periods decreased by $47 as at September 30, 2012.

3.   Acquisition and Held for Sale Classification and Discontinued

      Operation

3.A Acquisition

On April 12, 2013, in connection with a strategic partnership between Sun Life Assurance and Khazanah Nasional Berhad (“Khazanah”), Sun Life Assurance acquired 49% of each of CIMB Aviva Assurance Berhad, a Malaysian insurance company and CIMB Aviva Takaful Berhad, a Malaysian takaful company (together, “CIMB Aviva”) from Aviva International Holdings Limited and, subsequently, Khazanah acquired 49% of CIMB Aviva from CIMB Group Holdings Berhad (“CIMB Group”). CIMB Group retained a two percent share in CIMB Aviva. The transaction included an exclusive right to distribute insurance products of CIMB Aviva, including takaful products, through CIMB Bank’s network across Malaysia. Sun Life Assurance’s contribution to the transaction was valued at $301. In the third quarter of 2013, the companies acquired were renamed to Sun Life Malaysia Assurance Berhad and Sun Life Malaysia Takaful Berhad (together, “Sun Life Malaysia”). Our investment in Sun Life Malaysia is accounted for using the equity method of accounting.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2013	49

3.B Disposition

Effective August 1, 2013, we completed the sale of our U.S. Annuities business and certain of our U.S. life insurance businesses to Delaware Life Holdings, LLC. The transaction consisted primarily of the sale of 100% of the shares of Sun Life Assurance Company of Canada (U.S.) (“Sun Life (U.S.)”), which included the U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products and variable life insurance products, corporate and bank owned life insurance products and variable life insurance products. The sale included the transfer of certain related operating assets, systems and employees that supported these businesses. We recorded a net loss on disposition of $674 in the third quarter. The loss was recorded in Common shareholders’ net income (loss) from discontinued operation in our Interim Consolidated Statements of Operations. The loss was computed as follows:

Estimated sale proceeds	$1,699	(1)
Less: Transaction costs	14
Net proceeds	1,685
Less: Net assets	2,423	(2)
Add: Cumulative foreign currency translation differences and unrealized gains reclassified from OCI	64
Net (loss) on sale of discontinued operation	$(674)

(1)

Consists of US$1,350 million and payments under the estimated purchase price adjustment of US$292 million, of which US$1,527 million has been received and US$115 million which is our estimate of the final purchase price adjustment. The final sale proceeds are subject to the purchase price adjustment, which is expected to be completed by the first quarter of 2014.

(2)

No tax recovery will be recorded on Net (loss) on sale of discontinued operation. We intend to file a U.S. tax election which allows us to retain certain eligible tax attributes of Sun Life (U.S.) consisting primarily of net operating losses and certain deferred deductions. As a result of this election, we will be precluded from deducting the capital loss realized for tax purposes on sale of the shares of Sun Life (U.S.). The deferred tax assets retained by the Company in the amount of $352 are not included in Net assets above.

The components of the net assets of discontinued operation at the date of disposal is comprised of the following:

As at	August 1, 2013
Assets:
Invested assets	$13,524	(1)
Deferred tax assets	406
Other assets	654
Total general fund assets	14,584
Investments for account of segregated fund holders	28,921
Total assets	$43,505
Liabilities:
Insurance contract liabilities	$10,083
Investment contract liabilities	985
Derivative liabilities	474
Other liabilities	619
Total general fund liabilities	12,161
Insurance contract for account of segregated fund holders	28,921
Total liabilities	$41,082
Net assets	$2,423

(1)	Consists of debt securities of $8,607, cash and cash equivalents of $1,415 and other of $3,502.

50	Sun Life Financial Inc.	Third Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Common Shareholders’ Net Income (Loss) from Discontinued Operation

The components of the Common shareholders’ net income (loss) from discontinued operation included in our Interim Consolidated Statements of Operations are as follows:

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Net premiums	$20	$62	$149	$203
Net investment income (loss)	(153)	71	(725)	456
Fee income	48	151	341	458
Total revenue	(85)	284	(235)	1,117
Gross claims and benefits paid	171	450	1,040	1,380
Changes in insurance / investment contract liabilities and reinsurance assets, net of reinsurance recoveries	(21)	(185)	(1,362)	(789)
Net transfer to (from) segregated funds	10	63	43	249
Other expenses	16	57	142	196
Total benefits and expenses	176	385	(137)	1,036
Income (loss) before income taxes	(261)	(101)	(98)	81
Income tax expense (benefit)	(91)	(43)	(39)	12
Net income (loss) from discontinued operation, before net loss on sale	(170)	(58)	(59)	69
Net (loss) on sale of discontinued operation	(674)	–	(674)	–
Total net income (loss) from discontinued operation	(844)	(58)	(733)	69
Shareholders’ net income (loss) from discontinued operation	(844)	(58)	(733)	69
Common shareholders’ net income (loss) from discontinued operation	$(844)	$(58)	$(733)	$69

Cash Flows from Discontinued Operation

The details of the cash flows from the discontinued operation included in our Interim Consolidated Statements of Cash Flows are as follows:

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Net cash provided by (used in) operating activities	$1,216	$(381)	$1,021	$(557)
Net cash provided by (used in) financing activities	–	–	(5)	(4)
Changes due to fluctuations in exchange rates	(6)	(18)	17	(26)
Increase (decrease) in cash and cash equivalents	$1,210	$(399)	$1,033	$(587)

4.    Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), SLF U.S., MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”) and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our U.K. business unit and our Corporate Support operations, which include our run-off reinsurance operations as well as investment income, expenses, capital and other items not allocated to our other business groups. In the fourth quarter of 2012, the indefinite life intangible assets were transferred from Corporate to SLF Canada and the finite life intangible assets were transferred from Corporate to MFS.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2013	51

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to MFS, and by MFS to SLF U.S. Intersegment transactions are presented in the consolidated adjustments column in the following tables.

Results by segment for the three months ended September 30 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2013
Gross premiums:
Annuities	$403	$71	$–	$–	$55	$–	$529
Life insurance	831	814	–	179	24	–	1,848
Health insurance	941	414	–	4	2	–	1,361
Total gross premiums	2,175	1,299	–	183	81	–	3,738
Less: ceded premiums	1,202	120	–	8	–	–	1,330
Net investment income (loss)	449	155	1	45	171	(13)	808
Fee income	197	40	634	46	37	(14)	940
Total revenue	1,619	1,374	635	266	289	(27)	4,156
Less:
Total benefits and expenses	1,345	1,321	506	245	352	(27)	3,742
Income tax expense (benefit)	43	(27)	68	10	(36)	–	58
Total net income (loss) from continuing operations	$231	$80	$61	$11	$(27)	$–	$356
Total net income (loss) from discontinued operation (Note 3)	$–	$(844)	$–	$–	$–	$–	$(844)
2012
Gross premiums:
Annuities	$318	$51	$–	$–	$56	$–	$425
Life insurance	822	495	–	166	26	–	1,509
Health insurance	885	374	–	4	3	–	1,266
Total gross premiums	2,025	920	–	170	85	–	3,200
Less: ceded premiums	1,169	92	–	6	6	–	1,273
Net investment income (loss)	1,218	497	8	293	264	(8)	2,272
Fee income	179	42	474	35	38	(15)	753
Total revenue	2,253	1,367	482	492	381	(23)	4,952
Less:
Total benefits and expenses	1,993	1,242	389	449	329	(23)	4,379
Income tax expense (benefit)	15	44	47	8	(21)	–	93
Total net income (loss) from continuing operations	$245	$81	$46	$35	$73	$–	$480
Total net income (loss) from discontinued operation (Note 3)	$–	$(61)	$–	$–	$3	$–	$(58)

52	Sun Life Financial Inc.	Third Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the nine months ended September 30 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2013
Gross premiums:
Annuities	$1,222	$327	$–	$–	$174	$–	$1,723
Life insurance	2,470	1,971	–	537	74	–	5,052
Health insurance	2,846	1,218	–	9	7	–	4,080
Total gross premiums	6,538	3,516	–	546	255	–	10,855
Less: ceded premiums	3,654	345	–	29	12	–	4,040
Net investment income (loss)	(7)	(356)	(4)	50	30	(40)	(327)
Fee income	586	116	1,777	131	107	(41)	2,676
Total revenue	3,463	2,931	1,773	698	380	(81)	9,164
Less:
Total benefits and expenses	2,586	2,686	1,418	560	535	(81)	7,704
Income tax expense (benefit)	158	(20)	183	30	(100)	–	251
Total net income (loss) from continuing operations	$719	$265	$172	$108	$(55)	$–	$1,209
Total net income (loss) from discontinued operation (Note 3)	$–	$(701)	$–	$–	$(32)	$–	$(733)
2012
Gross premiums:
Annuities	$1,061	$196	$–	$–	$171	$–	$1,428
Life insurance	2,451	1,412	–	470	78	–	4,411
Health insurance	2,654	1,126	–	9	8	–	3,797
Total gross premiums	6,166	2,734	–	479	257	–	9,636
Less: ceded premiums	3,528	276	–	24	18	–	3,846
Net investment income (loss)	2,865	1,337	8	598	567	(42)	5,333
Fee income	547	125	1,345	100	115	(46)	2,186
Total revenue	6,050	3,920	1,353	1,153	921	(88)	13,309
Less:
Total benefits and expenses(1)	5,344	3,624	1,061	1,049	936	(88)	11,926
Income tax expense (benefit)	53	64	130	25	(80)	–	192
Total net income (loss) from continuing operations	$653	$232	$162	$79	$65	$–	$1,191
Total net income (loss) from discontinued operation (Note 3)	$–	$64	$–	$–	$5	$–	$69

(1)	Balances have been restated. Refer to Note 2.

5.    Financial Investments and Related Net Investment Income

We invest primarily in debt securities, equity securities, mortgages and loans, derivatives, other invested assets and investment properties.

5.A Fair Value Methodologies and Assumptions

The fair value methodologies and assumptions can be found in Note 5 of our 2012 Annual Consolidated Financial Statements.

5.A.i Fair Value Hierarchy of Assets and Liabilities

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange traded equity securities and certain segregated and mutual fund units held for account of segregated fund holders.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2013	53

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, over the counter derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain asset-backed securities, certain other invested assets, investment properties and investment contract liabilities.

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at September 30, 2013	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$5,918	$1,434	$–	$7,352
Debt securities – fair value through profit or loss(1)	1,001	39,866	1,545	42,412
Debt securities – available-for-sale(1)	362	10,358	209	10,929
Equity securities – fair value through profit or loss	3,006	1,063	112	4,181
Equity securities – available-for-sale	639	92	–	731
Derivative assets	31	1,111	8	1,150
Other invested assets	485	43	622	1,150
Investment properties	–	–	6,174	6,174
Total invested assets	$11,442	$53,967	$8,670	$74,079
Investments for account of segregated fund holders	$25,584	$45,601	$473	$71,658
Total assets measured at fair value	$37,026	$99,568	$9,143	$145,737
Liabilities
Investment contract liabilities	$–	$11	$6	$17
Derivative liabilities	7	764	7	778
Total liabilities measured at fair value	$7	$775	$13	$795

(1)	See tables below for further details.

Debt securities – fair value through profit or loss consist of the following:

As at September 30, 2013	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,796	$–	$1,796
Canadian provincial and municipal government	–	8,601	42	8,643
U.S. government and agency	1,001	58	9	1,068
Other foreign government	–	4,392	73	4,465
Corporate	–	23,315	755	24,070
Asset-backed securities:
Commercial mortgage-backed securities	–	646	519	1,165
Residential mortgage-backed securities	–	519	3	522
Collateralized debt obligations	–	24	62	86
Other	–	515	82	597
Total debt securities – fair value through profit or loss	$1,001	$39,866	$1,545	$42,412

54	Sun Life Financial Inc.	Third Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – available-for-sale consist of the following:

As at September 30, 2013	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$933	$–	$933
Canadian provincial and municipal government	–	414	–	414
U.S. government and agency	362	50	–	412
Other foreign government	–	406	–	406
Corporate	–	7,557	147	7,704
Asset-backed securities:
Commercial mortgage-backed securities	–	453	25	478
Residential mortgage-backed securities	–	262	–	262
Collateralized debt obligations	–	–	17	17
Other	–	283	20	303
Total debt securities – available-for-sale	$362	$10,358	$209	$10,929

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the three months ended September 30, 2013:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,421	$15	$–	$374	$(173)	$(14)	$–	$(93)	$15	$1,545	$1
Debt securities – available-for-sale	164	(1)	1	58	(5)	(1)	–	(30)	23	209	(2)
Equity securities – fair value through profit or loss	122	(7)	–	–	–	–	–	–	(3)	112	(4)
Derivative assets	7	1	–	–	–	–	–	–	–	8	–
Other invested assets	610	2	–	39	(29)	–	–	–	–	622	2
Investment properties	6,118	52	–	43	(15)	–	–	–	(24)	6,174	47
Total invested assets	$8,442	$62	$1	$514	$(222)	$(15)	$–	$(123)	$11	$8,670	$44
Investments for account of segregated fund holders	$454	$6	$–	$16	$(15)	$–	$–	$–	$12	$473	$5
Total assets measured at fair value	$8,896	$68	$1	$530	$(237)	$(15)	$–	$(123)	$23	$9,143	$49
Liabilities(5)
Investment contract liabilities	$6	$–	$–	$–	$–	$–	$–	$–	$–	$6	$–
Derivative liabilities	10	(3)	–	–	–	–	–	–	–	7	–
Total liabilities measured at fair value	$16	$(3)	$–	$–	$–	$–	$–	$–	$–	$13	$–

(1)	Included within Net investment income (loss) in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. In addition, transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability. If an asset or a liability is transferred into and out of Level 3 during the same period, it is not included in the above table.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset and liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated in negative numbers.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2013	55

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the nine months ended September 30, 2013:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,141	$(2)	$–	$725	$(200)	$(51)	$74	$(164)	$22	$1,545	$(16)
Debt securities – available-for-sale	123	–	(1)	131	(8)	(13)	–	(50)	27	209	(3)
Equity securities – fair value through profit or loss	110	–	–	–	–	–	–	–	2	112	7
Derivative assets	7	1	–	–	–	–	–	–	–	8	–
Other invested assets	547	22	7	112	(68)	–	–	–	2	622	22
Investment properties	5,942	88	–	195	(108)	–	–	–	57	6,174	110
Total invested assets	$7,870	$109	$6	$1,163	$(384)	$(64)	$74	$(214)	$110	$8,670	$120
Investments for account of segregated fund holders	$427	$18	$–	$40	$(25)	$(1)	$5	$(2)	$11	$473	$17
Total assets measured at fair value	$8,297	$127	$6	$1,203	$(409)	$(65)	$79	$(216)	$121	$9,143	$137
Liabilities(5)
Investment contract liabilities	$7	$–	$–	$–	$–	$–	$–	$–	$(1)	$6	$–
Derivative liabilities	16	(9)	–	–	–	–	–	–	–	7	–
Total liabilities measured at fair value	$23	$(9)	$–	$–	$–	$–	$–	$–	$(1)	$13	$–

(1)	Included within Net investment income (loss) in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. In addition, transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability. If an asset or a liability is transferred into and out of Level 3 during the same period, it is not included in the above table.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset and liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated in negative numbers.

The fair value of investment properties is determined by using the discounted cash flows methodology, as described in our 2012 Annual Consolidated Financial Statements. The key unobservable inputs used in the valuation of investment properties as at September 30, 2013 include the following:

•

Estimated rental value: The estimated rental value (per square feet, per annum) is estimated based on gross income less vacancy, non-recoverable expenses, collection losses, lease incentives, maintenance cost, agent and commission costs and other operating and management expenses. An increase (decrease) in estimated rental value would result in a higher (lower) fair value. The estimated rental value varies depending on the property types, which include retail, office and industrial properties. The current estimated rental value ranges from $12 to $35 for retail and office properties and from $3.50 to $6.50 for industrial properties.

•

Rental growth rate: The rental growth rate (per annum) is typically estimated based on expected market behavior, which is influenced by the type of property and geographic region of the property. An increase (decrease) in rental growth rate would result in a higher (lower) fair value. The current rental growth rate ranges from 1% to 3%.

•

Long term vacancy rate: The long term vacancy rate is typically estimated based on expected market behavior, which is influenced by the type of property and geographic region of the property. An increase (decrease) in long term vacancy rate would result in a lower (higher) fair value. The current long term vacancy rate ranges from 2% to 10%.

•

Discount rate: The discount rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the next 10 years. An increase (decrease) in the discount rate would result in a lower (higher) fair value. The current discount rate ranges from 6% to 9.5%.

•

Terminal capitalization rate: The terminal capitalization rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the remainder of its life after the 10 year period. An increase (decrease) in the terminal capitalization rate would result in a lower (higher) fair value. The current terminal capitalization rate ranges from 5.5% to 9%.

Changes in the estimated rental value are positively correlated with changes in the rental growth rate. Changes in the estimated rental value are negatively correlated with changes in the long term vacancy rate, the discount rate and the terminal capitalization rate.

56	Sun Life Financial Inc.	Third Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.B Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in the Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in the Interim Consolidated Statements of Cash Flows consist of the following:

As at	September 30, 2013	December 31, 2012(1)	September 30, 2012(1)
Cash	$1,506	$1,475	$1,544
Cash equivalents	1,875	1,980	2,572
Short-term securities	3,971	3,571	2,745
Cash, cash equivalents and short-term securities	7,352	7,026	6,861
Less: Bank overdraft, recorded in Other liabilities	3	3	292
Net cash, cash equivalents and short-term securities	$7,349	$7,023	$6,569

(1)	Balances have been restated. Refer to Note 2.

5.C Asset Classification

The carrying values of our debt securities, equity securities and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)		Total
September 30, 2013
Debt securities	$42,412	$10,929	$–		$53,341
Equity securities	$4,181	$731	$–		$4,912
Other invested assets	$1,040	$110	$686		$1,836

December 31, 2012
Debt securities	$43,773	$10,589	$–		$54,362
Equity securities	$4,169	$857	$–		$5,026
Other invested assets	$786	$111	$375	(2)	$1,272

September 30, 2012
Debt securities	$52,071	$12,637	$–		$64,708
Equity securities	$4,106	$867	$–		$4,973
Other invested assets	$863	$127	$366	(2)	$1,356

(1)	Other consists primarily of investments accounted for using the equity method of accounting.
(2)	Balances have been restated. Refer to Note 2.

5.D Change in Fair Value Through Profit or Loss Assets and Liabilities

Change in fair value through profit or loss assets and liabilities recorded to net income consists of the following:

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Cash, cash equivalents and short-term securities	$1	$(4)	$3	$3
Debt securities	(435)	785	(2,882)	1,324
Equity securities	161	168	157	163
Derivative investments	(131)	205	(1,470)	218
Other invested assets	23	9	54	36
Investment properties	58	70	111	258
Total change in fair value through profit or loss assets and liabilities	$(323)	$1,233	$(4,027)	$2,002

5.E Impairment of Available-For-Sale Assets

We wrote down $5 and $13 of available-for-sale assets recorded at fair value during the three months and nine months ended September 30, 2013, respectively ($3 and $17 for the three months and nine months ended September 30, 2012, respectively).

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2013	57

6.    Financial Instrument Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2012 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management Discussion and Analysis (“MD&A”) for the period ended September 30, 2013. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 and include discussions on how we measure our risk and objectives, policies and methodologies for managing this risk. Therefore, these shaded text and tables represent an integral part of these Interim Consolidated Financial Statements.

6.A. Asset Quality

Debt Securities by Credit Rating

The carrying value of debt securities by credit rating is shown in the following table:

As at September 30, 2013	Fair value through profit or loss	Available-for- sale debt	Total debt securities
Debt securities by credit rating:
AAA	$6,165	$2,533	$8,698
AA	8,758	1,357	10,115
A	13,604	3,938	17,542
BBB	12,671	2,693	15,364
BB and lower	1,214	408	1,622
Total debt securities	$42,412	$10,929	$53,341

As at December 31, 2012	Fair value through profit or loss	Available-for- sale debt	Total debt securities
Debt securities by credit rating:
AAA	$6,284	$2,342	$8,626
AA	9,506	1,179	10,685
A	14,641	4,065	18,706
BBB	12,527	2,839	15,366
BB and lower	815	164	979
Total debt securities	$43,773	$10,589	$54,362

58	Sun Life Financial Inc.	Third Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.     Insurance Contract Liabilities and Investment Contract Liabilities

7.A Insurance Contract Liabilities

7.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets for the period are as follows:

		For the three months ended September 30, 2013			For the nine months ended September 30, 2013
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, before Other policy liabilities and assets, beginning of period	$81,217	$3,306	$77,911	$82,202	$2,984	$79,218
Change in balances on in-force policies	(155)	(38)	(117)	(3,581)	93	(3,674)
Balances arising from new policies	478	18	460	1,583	66	1,517
Method and assumption changes	107	(7)	114	95	(3)	98
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	430	(27)	457	(1,903)	156	(2,059)
Other(1)	221	–	221	221	–	221
Foreign exchange rate movements	(273)	(46)	(227)	1,075	93	982
Balances before Other policy liabilities and assets, end of period	81,595	3,233	78,362	81,595	3,233	78,362
Other policy liabilities and assets	5,342	237	5,105	5,342	237	5,105
Balances, end of period	$86,937	$3,470	$83,467	$86,937	$3,470	$83,467
(1) Reinsurance assumed as part of the sale of our U.S. Annuity business.
		For the three months ended September 30, 2012(1)			For the nine months ended September 30, 2012(1)
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, before Other policy liabilities and assets, beginning of period(2)	$92,590	$3,214	$89,376	$91,425	$3,275	$88,150
Change in balances on in-force policies	444	(346)	790	792	(215)	1,007
Balances arising from new policies	477	22	455	1,515	77	1,438
Method and assumption changes(2)	292	224	68	58	(18)	76
Increase (decrease) in Insurance contract liabilities and Reinsurance assets(2)	1,213	(100)	1,313	2,365	(156)	2,521
Foreign exchange rate movements	(1,242)	(70)	(1,172)	(1,229)	(75)	(1,154)
Balances before Other policy liabilities and assets, end of period	92,561	3,044	89,517	92,561	3,044	89,517
Other policy liabilities and assets	5,334	239	5,095	5,334	239	5,095
Balances, end of period	$97,895	$3,283	$94,612	$97,895	$3,283	$94,612

(1)	2012 balances are on a combined basis. For discontinued operation, see Note 3.
(2)	Balances have been restated for the nine months ended September 30, 2012. Refer to Note 2.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2013	59

7.A.ii Impact of Method and Assumption Changes

Impacts of method and assumptions changes on insurance contract liabilities net of reinsurance assets are as follows:

	For the three months ended September 30, 2013	For the nine months ended September 30, 2013	Description
Mortality / Morbidity	$(15)	$(9)	Updates to reflect recent experience.
Lapse and other policyholder behavior	147	147	Includes adjustments to policy termination rates in SLF Canada, SLF U.K. and run-off reinsurance, and premium persistency in SLF Canada and SLF U.S.
Expense	(13)	(13)	Updates to reflect lower than previously expected expenses.
Investment returns	22	15	Updates to our economic scenario generator, asset default assumptions, non-fixed income returns and investment expense assumptions.
Model enhancements and other	(27)	(42)	Reflects modelling enhancements across product lines and various jurisdictions.
Total impact	$114	$98

	For the three months ended September 30, 2012(1)	For the nine months ended September 30, 2012(1)	Description
Mortality / Morbidity(2)	$34	$45	Driven primarily by updates to reflect recent experience in SLF U.S. and SLF Canada.
Lapse and other policyholder behavior	71	67	Largely due to a reduction in SLF U.S. variable annuity lapse assumptions reflecting recent company and industry experience.
Expense	(9)	4	Reflects lower fund management fees partially offset by the negative impact of updates to expenses.
Investment returns	67	67	Resulting primarily from updates to our economic scenario generator, partially offset by an increase in average long-term credit spreads.
Model enhancements	(95)	(107)	Reflects the impact of modeling enhancements and assumptions relating to our ability to recapture certain reinsurance treaties in the U.S.
Total impact	$68	$76

(1)	2012 balances are on a combined basis. For discontinued operation, see Note 3.
(2)	Balances have been restated for the nine months ended September 30, 2012. Refer to Note 2.

60	Sun Life Financial Inc.	Third Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.B Investment Contract Liabilities

7.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended September 30, 2013		For the nine months ended September 30, 2013
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$17	$1,899	$35	$1,772
Deposits	–	149	–	430
Interest	–	7	–	24
Withdrawals	–	(98)	(14)	(279)
Fees	–	(1)	–	(3)
Other	–	6	(4)	16
Foreign exchange rate movements	–	–	–	2
Balances, end of period	$17	$1,962	$17	$1,962

	For the three months ended September 30, 2012(1)		For the nine months ended September 30, 2012(1)
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$946	$1,715	$966	$1,620
Deposits	–	109	–	304
Interest	2	9	6	27
Withdrawals	(2)	(65)	(23)	(188)
Fees	–	(2)	–	(2)
Change in fair value	6	–	6	–
Other	–	9	–	15
Foreign exchange rate movements	(29)	(1)	(32)	(2)
Balances, end of period	$923	$1,774	$923	$1,774
(1) 2012 balances are on a combined basis. For discontinued operation, see Note 3. Changes in investment contract liabilities with DPF are as follows:
	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Balances, beginning of period	$537	$480	$496	$487
Change in liabilities on in-force policies	–	3	(29)	(12)
Liabilities arising from new policies	8	8	52	17
Increase (decrease) in liabilities	8	11	23	5
Foreign exchange rate movements	(7)	(12)	19	(13)
Balances, end of period	$538	$479	$538	$479
7.C Gross Claims and Benefits Paid Gross claims and benefits paid consist of the following:
	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Maturities and surrenders	$668	$646	$2,090	$1,966
Annuity payments	294	279	863	839
Death and disability benefits	716	725	2,198	2,155
Health benefits	957	887	2,869	2,738
Policyholder dividends and interest on claims and deposits	291	219	864	666
Total gross claims and benefits paid	$2,926	$2,756	$8,884	$8,364

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2013	61

8.    Income Tax Expense (Benefit)

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the nine months ended
	September 30, 2013		September 30, 2012		September 30, 2013		September 30, 2012
		%		%		%		%
Total net income (loss)	$356		$480		$1,209		$1,191
Add: Income tax expense (benefit)(1)	58		93		251		192
Total net income (loss) before income taxes	$414		$573		$1,460		$1,383
Taxes at the combined Canadian federal and provincial statutory income tax rate(1)	$110	26.5	$151	26.5	$387	26.5	$366	26.5
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions(1)	(32)	(7.7)	–	–	(60)	(4.1)	(26)	(1.9)
Tax (benefit) cost of unrecognized tax losses	(27)	(6.5)	(9)	(1.6)	(26)	(1.8)	(12)	(0.9)
Tax exempt investment income	(42)	(10.1)	(57)	(10.0)	(93)	(6.4)	(141)	(10.2)
Tax rate and other legislative changes	14	3.4	7	1.2	14	1.0	9	0.7
Adjustments in respect of prior periods, including resolution of tax disputes	12	2.9	(3)	(0.5)	11	0.8	(11)	(0.8)
Other	23	5.5	4	0.6	18	1.2	7	0.5
Total tax expense (benefit) and effective income tax rate	$58	14.0	$93	16.2	$251	17.2	$192	13.9

(1)	Balances have been restated for the three and nine months ended September 30, 2012. Refer to Note 2 and Note 3.

Our statutory income tax rate in Canada declined to 26.5% in 2012 and 2013.

Statutory tax rates in other jurisdictions in which we conduct business range from 0% to 35% which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. These differences are reported in the line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

The benefit reported in the line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions for the three months and nine months ended September 30, 2013 is higher than the benefit in the comparative periods due to the impact of higher earnings in lower tax jurisdictions reported in 2013.

The benefits reported in the line Tax (benefit) cost of unrecognized tax losses for both the three months ended September 30, 2013 and the comparative periods in 2012 reflect the recognition of previously unrecognized tax losses in the U.K.

The benefit of lower taxes on investment income reported for the three and nine months ended September 30, 2013 is lower than the benefit reported in the comparative periods in 2012 primarily as a result of the appreciation of investment properties in Canada.

In July 2013, the U.K. government enacted corporate income tax rate reductions from 23% in 2013 to 21% effective April 1, 2014 and 20% effective April 1, 2015. Changes to statutory tax rates require us to re-measure our deferred tax assets and deferred tax liabilities. The impact of this enactment is reported in the line Tax rate and other legislative changes for the three months ended September 30, 2013. For the three and nine months ended 2012, this line included the net impact of new insurance tax legislation enacted in the U.K. in 2012 as well as statutory income tax rate changes in the U.K. that reduced the corporate income tax rates from 25% in 2011 to 24% effective April 1, 2012 and 23% effective April 1, 2013.

The line Other for the three months ended September 30, 2013 includes a provision of $21 with respect to withholding taxes on distributions from foreign subsidiaries.

62	Sun Life Financial Inc.	Third Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9.    Capital Management

9.A Capital and Capital Transactions

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital and how it is managed are included in Note 23 of our 2012 Annual Consolidated Financial Statements.

Sun Life Assurance is subject to the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). Sun Life Assurance’s MCCSR ratio as at September 30, 2013 was above the minimum levels that would require any regulatory or corrective action. In addition, all other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at September 30, 2013.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities that qualify as regulatory capital.

9.B Significant Capital Transactions

9.B.i Subordinated Debt

On June 26, 2013, SLF Inc. redeemed all of the outstanding $350 principal amount of Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2018 at a redemption price equal to the principal amount of the debentures together with accrued and unpaid interest to the redemption date.

9.B.ii Dividend Reinvestment and Share Purchase Plan

In the first three quarters of 2013, under the dividend reinvestment and share purchase plan (“DRIP”), SLF Inc. issued 5.3 million common shares (8.7 million common shares in the first three quarters of 2012) from treasury. The common shares issued in the first two quarters of 2013 and all of the common shares issued in 2012 were issued at discounts of 2% to the average market price, as determined in accordance with the DRIP for dividend reinvestments. The common shares issued in the third quarter of 2013 for dividend reinvestments were issued with no discount and, until further notice, common shares issued under the DRIP will continue to be issued from treasury, but with no discount. SLF Inc. also issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

10.    Segregated Funds

We have segregated fund products, including variable annuities and unit-linked products, within Canada, the U.S., the U.K. and Asia. Under these contracts, the benefit amount is contractually linked to the fair value of the investments in the particular segregated fund. Policyholders can select from a variety of categories of segregated fund investments. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the funds’ investment performance. Therefore, net realized gains and losses, other net investment income earned and expenses incurred on the segregated funds are attributable to policyholders and not to us. However, certain contracts include guarantees from us. We are exposed to equity market risk and interest rate risk as a result of these guarantees. Further details on these guarantees and our risk management activities related to these guarantees are included in the “Risk Management” section of the MD&A.

We derive fee income from segregated funds. Market value movements in the investments held for segregated fund holders impact the management fees earned on these funds.

The segregated fund types offered, by percentage of total investments for account of segregated fund holders, from our continuing operations only, have been in the following ranges at January 1, 2012 and December 31, 2012:

Type of Fund	%
Money Market	5-10
Fixed Income	10-15
Balanced	35-40
Equity	40-45

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2013	63

Money market funds include investments that have a term to maturity of less than one year. Fixed income funds are funds that invest primarily in investment grade fixed income securities and where less than 25% can be invested in diversified equities or high-yield bonds. Balanced funds are a combination of fixed income securities with a larger equity component. The fixed income component is greater than 25% of the portfolio. Equity consists primarily of broad based diversified funds that invest in a well-diversified mix of Canadian, U.S. or global equities. Other funds in this category include low volatility funds, intermediate volatility funds and high volatility funds.

10.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	September 30, 2013	December 31, 2012		September 30, 2012
Segregated and mutual fund units	$58,296	$53,363	(1)	$73,925	(1)
Equity securities	9,399	8,060	(1)	7,887	(1)
Debt securities	3,124	2,797		9,132
Cash, cash equivalents and short-term securities	676	558		1,441
Investment properties	288	276		276
Mortgages	16	18		18
Other assets	169	100		6,602
Total assets	$71,968	$65,172		$99,281
Less: Liabilities arising from investing activities	$310	$185		$7,852
Total investments for account of segregated fund holders	$71,658	$64,987		$91,429

(1)	Certain security classifications have been reclassified to be consistent with the 2013 classification of these securities.

64	Sun Life Financial Inc.	Third Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance Contracts		Investment Contracts
For the three months ended	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Balances, beginning of period	$62,220	$84,490	$6,188	$5,670
Additions to segregated funds:
Deposits	2,193	1,568	34	41
Net transfers (to) from general funds	(5)	36	–	–
Net realized and unrealized gains (losses)	1,853	2,048	248	520
Other investment income	381	667	40	43
Total additions	$4,422	$4,319	$322	$604
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	1,501	2,126	130	121
Management fees	177	278	19	16
Taxes and other expenses	30	50	4	5
Foreign exchange rate movements	(151)	1,023	(216)	35
Total deductions	$1,557	$3,477	$(63)	$177
Net additions (deductions)	$2,865	$842	$385	$427
Balances, end of period	$65,085	$85,332	$6,573	$6,097

	Insurance Contracts		Investment Contracts
For the nine months ended	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Balances, beginning of period	$59,025	$82,650	$5,962	$5,533
Additions to segregated funds:
Deposits	6,455	5,411	98	130
Net transfers (to) from general funds	(8)	185	–	–
Net realized and unrealized gains (losses)	4,593	4,405	605	688
Other investment income	735	1,117	140	146
Total additions	$11,775	$11,118	$843	$964
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	5,348	6,396	384	350
Management fees	515	840	52	47
Taxes and other expenses	88	142	12	10
Foreign exchange rate movements	(236)	1,058	(216)	(7)
Total deductions	$5,715	$8,436	$232	$400
Net additions (deductions)	$6,060	$2,682	$611	$564
Balances, end of period	$65,085	$85,332	$6,573	$6,097

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2013	65

11.    Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debt

SLF Inc. has provided a subordinated guarantee of certain preferred shares and a guarantee of certain subordinated debt issued by Sun Life Assurance. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2013
Revenue	$89	$3,248	$935	$(116)	$4,156
Shareholders’ net income (loss) from continuing operations	$(463)	$274	$43	$499	$353
Shareholders’ net income (loss) from discontinued operation	$–	$–	$(826)	$(18)	$(844)

September 30, 2012
Revenue	$114	$4,425	$755	$(342)	$4,952
Shareholders’ net income (loss) from continuing operations(1)	$413	$486	$(51)	$(378)	$470
Shareholders’ net income (loss) from discontinued operation	$–	$–	$(58)	$–	$(58)
(1) Balances have been restated. Refer to Note 3.
Results for the nine months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2013
Revenue	$227	$5,688	$3,591	$(342)	$9,164
Shareholders’ net income (loss) from continuing operations	$508	$990	$183	$(468)	$1,213
Shareholders’ net income (loss) from discontinued operation	$–	$–	$(692)	$(41)	$(733)

September 30, 2012
Revenue	$373	$11,796	$2,188	$(1,048)	$13,309
Shareholders’ net income (loss) from continuing operations(1)	$1,208	$1,104	$(60)	$(1,072)	$1,180
Shareholders’ net income (loss) from discontinued operation	$–	$–	$69	$–	$69
(1) Balances have been restated. Refer to Notes 2 and 3.

66	Sun Life Financial Inc.	Third Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Assets as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2013
Invested assets	$19,509	$98,836	$6,204	$(17,837)	$106,712
Total other general fund assets	$7,082	$12,451	$16,464	$(21,461)	$14,536
Investments for account of segregated fund holders	$–	$71,618	$40	$–	$71,658
Insurance contract liabilities	$–	$86,953	$2,289	$(2,305)	$86,937
Investment contract liabilities	$–	$2,517	$–	$–	$2,517
Total other general fund liabilities	$9,974	$9,257	$17,543	$(21,706)	$15,068

December 31, 2012
Invested assets(1)	$18,658	$99,454	$5,725	$(18,167)	$105,670
Total other general fund assets(1)	$8,239	$13,455	$33,081	$(27,274)	$27,501
Investments for account of segregated fund holders	$–	$65,177	$27,478	$–	$92,655
Insurance contract liabilities	$–	$89,160	$682	$(2,567)	$87,275
Investment contract liabilities	$–	$2,303	$–	$–	$2,303
Total other general fund liabilities(1)	$10,287	$9,799	$34,449	$(27,488)	$27,047

September 30, 2012
Invested assets(1)	$18,675	$97,987	$20,154	$(18,058)	$118,758
Total other general fund assets(1)	$8,176	$13,553	$20,968	$(29,302)	$13,395
Investments for account of segregated fund holders	$–	$63,806	$27,623	$–	$91,429
Insurance contract liabilities	$–	$88,115	$13,920	$(4,140)	$97,895
Investment contract liabilities	$–	$2,230	$946	$–	$3,176
Total other general fund liabilities(1)	$10,542	$9,709	$22,617	$(27,989)	$14,879

(1)	Balances have been restated. Refer to Note 2.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2013	67

12.    Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the EPS computations are as follows:

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012(3)
Basic EPS:
Common shareholders’ net income (loss) from continuing operations	$324	$441	$1,125	$1,090
Common shareholders’ net income (loss) from discontinued operation	$(844)	$(58)	$(733)	$69
Weighted average number of common shares outstanding (in millions)	606	594	603	591
Basic EPS:
Continuing operations	$0.53	$0.74	$1.87	$1.84
Discontinued operation	$(1.39)	$(0.10)	$(1.22)	$0.12
Total	$(0.86)	$0.64	$0.65	$1.96
Diluted EPS:
Common shareholders’ net income (loss) from continuing operations	$324	$441	$1,125	$1,090
Add: increase in income due to convertible instruments(1)	$3	$3	$8	$8
Common shareholders’ net income (loss) from continuing operations on a diluted basis	$327	$444	$1,133	$1,098
Common shareholders’ net income (loss) from discontinued operation	$(844)	$(58)	$(733)	$69
Weighted average number of common shares outstanding (in millions)	606	594	603	591
Add: dilutive impact of stock options(2) (in millions)	2	–	1	–
Add: dilutive impact of convertible securities(1) (in millions)	7	10	8	11
Weighted average number of common shares outstanding on a diluted basis (in millions)	615	604	612	602
Diluted EPS:
Continuing operations	$0.53	$0.74	$1.85	$1.82
Discontinued operation	$(1.37)	$(0.10)	$(1.20)	$0.12
Total	$(0.84)	$0.64	$0.65	$1.94

(1)	The convertible instruments are the SLEECS B issued by Sun Life Capital Trust.
(2)

The number of stock options that have not been included in the weighted average number of common shares used in the calculation of diluted EPS because these stock options were anti-dilutive amounted to 3 million and 7 million for the three months and nine months ended September 30, 2013, respectively (11 million for the three months and nine months ended September 30, 2012).

(3)	Balances have been restated. Refer to Note 2.

13.    Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries are comprised of the following:

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Recovered claims and benefits	$1,109	$1,043	$3,350	$3,121
Commissions	13	12	37	39
Reserve adjustments	18	60	50	144
Operating expenses and other	121	117	367	347
Reinsurance (expenses) recoveries	$1,261	$1,232	$3,804	$3,651

68	Sun Life Financial Inc.	Third Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)